UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

August 11, 2016

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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

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N/A
(Translation of Registrant’s Name into English)

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Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

6440 Oak Canyon
Suite 200
Irvine, CA 92618
1-866-790-1447
[•]
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Submission of Matters to a Vote of Security Holders.

On August 2, 2016, Lombard Medical, Inc. (the “Company”), held its 2016 Annual Meeting of Shareholders (the “Annual Meeting”). The number of shares represented at the Annual Meeting was 14,011,337, representing 70.46% of the 19,886,269 shares issued and outstanding that were entitled to vote on July 1, 2016, the record date for the Annual Meeting.

Three items of business were submitted to shareholders at the Annual Meeting. The voting results for each proposal are set forth below:

1.	Election of Directors. The director nominees listed below were duly elected at the Annual Meeting for a three-year term expiring in 2019 pursuant to the following votes:

Nominee	Votes For	Votes Against	Votes Abstained
John Rush	13,964,393	31,802	15,142
David Milne	13,966,662	29,587	15,088

2.	Adopt Financial Statements for 2015. The proposal to adopt the Company’s annual audited financial statements for the fiscal year ended December 31, 2015 was approved pursuant to the following votes:

Proposal	Votes For	Votes Against	Votes Abstained
Adopt Financial Statements	14,006,007	5,100	230

3.	Ratification of Independent Registered Public Accounting Firm. Baker Tilly Virchow Krause, LLP was ratified to serve as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2016 pursuant to the following votes:

Proposal	Votes For	Votes Against	Votes Abstained
Ratify Appointment of Public Accountant	13,992,192	8,050	11,095

No other matters were voted on at the Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: August 11, 2016	By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer